SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                                   -----------

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                       TELAXIS COMMUNICATIONS CORPORATION
--------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)


    Massachusetts                                          04-2751645
--------------------------                          -----------------------
(State of incorporation                                (IRS Employer
 or organization)                                       Identification No.)


20 Industrial Drive East, South Deerfield, MA                  01373
--------------------------------------------------------------------------------
   (Address of principal executive offices)                 (Zip Code)


    If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General
    Instruction A.(c), check the following box: [   ]


    If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ X ]




Securities Act registration statement file number to which this form relates (if applicable): Not applicable.

Securities to be registered pursuant to Section 12(b) of the Act:

   Title of each class                          Name of each exchange on which
   to be so registered                          each class is to be registered
--------------------------------------------------------------------------------

                                      None.

Securities to be registered pursuant to Section 12(g) of the Act:

                          Rights to Purchase Class One
                    Participating Cumulative Preferred Stock
--------------------------------------------------------------------------------
                                (Title of Class)


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Item 1.  Description of Securities to be Registered.
         -------------------------------------------

         The Board of Directors of Telaxis Communications Corporation (the "Company") has declared a dividend of one Right for each outstanding share of Common Stock, par value $.01 per share, of the Company (the "Common Shares"). The Rights will be issued to the holders of record of Common Shares outstanding on May 31, 2001, and with respect to Common Shares issued thereafter until the Distribution Date (as defined below) and, in certain circumstances, with respect to Common Shares issued after the Distribution Date. Each Right, when it becomes exercisable as described below, will initially entitle the registered holder to purchase from the Company one one-thousandth (1/1000th) of a share of Class One Participating Cumulative Preferred Stock, par value $.01 per share, of the Company (the "Preferred Shares") at a price of $10 (the "Purchase Price"). The description and terms of the Rights are set forth in a Rights Agreement dated as of May 18, 2001 (the "Rights Agreement") between the Company and Registrar and Transfer Company, as Rights Agent (the "Rights Agent").

         Under the rights plan, a person's "ownership threshold" is the greater of 15% of Telaxis' common stock outstanding at any time or the percentage of Telaxis' common stock beneficially owned by that person on May 18, 2001 plus 1% of Telaxis' common stock outstanding on May 18, 2001. Until the earlier of (i) such time as the Company learns that a person or group (including any affiliate or associate of such person or group) acquired, or obtained the right to acquire, beneficial ownership equal to or exceeding that person's or group's "ownership threshold" (such person or group being called an "Acquiring Person") or (ii) such date, if any, as may be designated by the Board of Directors of the Company following the commencement of, or first public disclosure of an intent to commence, a tender or exchange offer for outstanding Common Shares which could result in the offeror becoming the beneficial owner of Common Shares equaling or exceeding the offeror's "ownership threshold" (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced by the certificates for Common Shares registered in the names of the holders thereof (which certificates for Common Shares shall also be deemed to be Right
Certificates, as defined below) and not by separate Right Certificates. Therefore, until the Distribution Date, the Rights will be transferred with and only with the Common Shares.

         As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date (and to each initial record holder of certain Common Shares originally issued after the Distribution Date), and such separate Right Certificates alone will thereafter evidence the Rights.

         The Rights are not exercisable until the Distribution Date and will expire on May 18, 2011 (the "Expiration Date"), unless earlier redeemed by the Company as described below.

         To preserve the actual or potential economic value of the Rights, the number of Preferred Shares or other securities issuable upon exercise of a Right, the Purchase Price and Redemption Price (as defined below) and the number of Rights associated with each outstanding Common Share are all subject to adjustment by the Board of Directors as provided in the Rights Agreement in the event of any change in the Common Shares or Preferred Shares, whether by reason

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of stock dividends, stock splits,  recapitalizations,  mergers,  consolidations, combinations or exchanges of securities, split-ups, split-offs, spin-offs, liquidations, other similar changes in capitalization, any distribution or issuance of cash, assets, evidences of indebtedness or subscription rights, options or warrants to holders of Common Shares or Preferred Shares, as the case may be (other than distribution of the Rights or regular cash dividends) or otherwise.

         The Preferred Shares are authorized to be issued in fractions which are an integral multiple of one one-thousandth (1/1000th) of a Preferred Share. The Company may, but is not required to, issue fractions of shares upon the exercise of Rights, and, in lieu of fractional shares, the Company may issue certificates or utilize a depository arrangement as provided by the terms of the Preferred Shares and, in the case of fractions other than one one-thousandth (1/1000th) of a Preferred Share or integral multiples thereof, may make a cash payment based on the market price of such shares.

         Upon a person or a group becoming an Acquiring Person, the Rights will entitle each holder of a Right to purchase, for the Purchase Price, that number of one one-thousandths (1/1000ths) of a Preferred Share equivalent to the number of Common Shares which at the time of the transaction would have a market value of twice the Purchase Price.

         In the event that subsequent to the Distribution Date the Company is acquired in a merger or other business combination or 50% or more of its assets or assets representing 50% or more of its earning power are sold, leased, exchanged or otherwise transferred (in one or more transactions) to a publicly traded corporation, each Right will entitle its holder to purchase, for the Purchase Price, that number of common shares of such corporation which at the time of the transaction would have a market value of twice the Purchase Price. In the event that subsequent to the Distribution Date the Company is acquired in a merger or other business combination or 50% or more of its assets or assets representing 50% or more of the earning power of the Company are sold, leased, exchanged or otherwise transferred (in one or more transactions) to an entity that is not a publicly traded corporation, each Right will entitle its holder to purchase, for the Purchase Price, at such holder's option, (i) that number of shares of such entity (or, at such holder's option, of the surviving corporation in such acquisition, which could be the Company) which at the time of the transaction would have a book value of twice the Purchase Price or (ii) if such entity has an affiliate which has publicly traded common shares, that number of common shares of such affiliate which at the time of the transaction would have a market value of twice the Purchase Price.

         Any Rights that are at any time beneficially owned by an Acquiring Person (or any affiliate or associate of an Acquiring Person) shall be null and void and nontransferable, and any holder of any such Right (including any purported transferee or subsequent holder) shall not have any right to exercise or transfer any such Right.

         At any time after a person or a group becomes an Acquiring Person, the Board of Directors of the Company may exchange all or part of the then outstanding Rights (other than Rights that have become null and void and nontransferable as described above) for consideration per Right consisting of one-half of the securities that otherwise would have been issuable to the holder of each Right upon exercise thereof. The Board of Directors of the Company may

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

also issue, in substitution for Preferred Shares, Common Shares having an equivalent market value to the Preferred Shares if, at such time, the Company has a sufficient number of Common Shares issued but not outstanding or authorized but unissued.

         At any time prior to the earlier of (i) such time as a person becomes an Acquiring Person and (ii) the Expiration Date, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price (in cash or Common Shares or other securities of the Company deemed by the Board of Directors to be at least equivalent in value) of $.001 per Right (the "Redemption Price").

         Immediately upon the action of the Board of Directors of the Company electing to redeem the Rights, the Company shall make an announcement thereof, and, upon such election, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

         Until a Right is exercised, the holder thereof, as such, will have no rights therefrom as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

         At any time prior to the Distribution Date, the Company may, without the approval of any holder of the Rights, supplement or amend any provision of the Rights Agreement (including the date on which the Distribution Date shall occur, the time during which the Rights may be redeemed or the terms of the Preferred Shares), except that no supplement or amendment shall be made which reduces the Redemption Price or provides for an earlier Expiration Date.

         The Rights have certain antitakeover effects. The Rights could cause substantial dilution to a person or group that attempts to acquire the Company. The Rights will not interfere with any merger or other business combination or with a third party approved by the Board of Directors of the Company since the Board of Directors of the Company may, at its option, at any time prior to any person becoming an Acquiring Person, redeem all but not less than all of the then outstanding Rights at the Redemption Price.

         The Rights Agreement specifying the terms of the Rights, the Terms of the Preferred Shares (Exhibit A to the Rights Agreement), and the form of Right Certificate (Exhibit B to the Rights Agreement) are filed herewith as exhibits. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to such exhibits, which are incorporated herein by reference.

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


Item 2. Exhibits.
        ---------

        1. Rights Agreement, dated as of May 18, 2001, between Telaxis Communications Corporation and Registrar and Transfer Company, as Rights Agent.

        2. Terms of Class One Participating Cumulative Preferred Stock of Telaxis Communications Corporation (which is attached as Exhibit A to the Rights Agreement filed as Exhibit 1 hereto).

        3. Form of Right Certificate (which is attached as Exhibit B to the Rights Agreement filed as Exhibit 1 hereto).


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


                                    SIGNATURE


               Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         TELAXIS COMMUNICATIONS CORPORATION


Dated: May 21, 2001                      By:  /s/ JOHN L. YOUNGBLOOD
                                              --------------------------
                                              John L. Youngblood
                                              President and Chief
                                              Executive Officer




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


                                  EXHIBIT INDEX

Exhibit
Number:    Description:
-------    ------------

  1. Rights Agreement, dated as of May 18, 2001, between Telaxis Communications Corporation and Registrar and Transfer Company, as Rights Agent.

  2. Terms of Class One Participating Cumulative Preferred Stock of Telaxis Communications Corporation (which is attached as Exhibit A to the Rights Agreement filed as Exhibit 1 hereto).

  3. Form of Right Certificate (which is attached as Exhibit B to the Rights Agreement filed as Exhibit 1 hereto).



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